EXHIBIT H

March 29, 2004

James Chadwick
Managing Member
Pacific Coast Investment Partners LLC
12220 El Camino Real, Suite 400
San Diego, CA 92130
c/o Workflow Management, Inc.

                  $60.0 MILLION SENIOR SECURED CREDIT FACILITY

Dear Mr. Chadwick:

As we, Silver Point Finance, LLC or one or more of its affiliates ("Silver Point"), understand, Workflow Management, Inc. (the "Company") and each of its wholly-owned subsidiaries (collectively, "Borrower") would like to obtain financing in order to (i) refinance its existing senior secured revolving credit facility, (ii) provide for the ongoing working capital needs of Borrower, and
(iii) provide for certain expenses associated with this transaction (collectively, the "Transaction"). The accompanying attachment, Attachment A, establishes terms under which we propose to provide to Borrower a $60,000,000 senior secured revolving credit facility (collectively, the "Facility"). Attachment A assumes the company simultaneously closes a $115,000,000 Senior Secured Facility with LaSalle Business Credit, LLC with terms and conditions acceptable to Silver Point.

This letter is a proposal, to be used as a basis for continued discussions, and does not constitute a commitment of Silver Point, or an agreement to deliver such a commitment.

Please note, moreover, that the terms and conditions of the proposed Facility are not limited to those set forth herein or in Attachment A. Those matters that are not covered or made clear herein or in Attachment A are subject to mutual agreement of the parties. The terms and conditions of this letter may be modified only in writing.

This proposal letter may be terminated by either party by giving written notice to the other party hereto; provided, however, that the confidentiality, indemnity and expense reimbursement provisions of this proposal letter shall survive such termination.

Syndication

Silver Point proposes to underwrite this Facility in its entirety; however, Silver Point may syndicate the Facility, with a corresponding reduction in Silver Point's share of the Facility post- close. Silver Point anticipates

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converting a portion of the Facility to a traditional asset-based revolver and as such Silver Point will pass on all pricing and costs associated to Borrower. Silver Point will manage all aspects of any syndication, including the timing of all offers to potential lenders, the acceptance of commitments, structure, pricing and the amount offered and the compensation provided.

Costs and Expenses

In further consideration of the proposal of Silver Point and recognizing that in connection herewith Silver Point is incurring costs and expenses (including, without limitation, fees and disbursements of counsel, filing and recording fees, costs and expenses of due diligence, transportation, duplication, messenger, appraisal, audit, and consultant costs and expenses), you hereby agree to pay or reimburse Silver Point for all such costs and expenses, regardless of whether any of the transactions contemplated hereby are consummated. You also agree to pay all costs and expenses of Silver Point (including, without limitation, fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

Upon accepting this proposal letter, you agree to pay to Silver Point an expense deposit and work fee of $250,000 (the "Deposit") which amount shall be applied to the payment of costs and expenses payable by you pursuant to the preceding paragraph. From time to time, Silver Point will request additional funds to cover expenses associated with this Transaction. Silver Point will retain the Deposit regardless of whether a commitment letter consistent with the terms of this proposal letter is issued or the Facility is consummated.

Confidentiality

By accepting this proposal letter, you agree that this proposal letter (including Attachment A) is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person (other than your officers, directors, employees, accountants, attorneys and other advisors), in each case, on a "need-to-know" basis in connection with the transactions contemplated hereby and on a confidential basis). The foregoing notwithstanding, following your acceptance of the provisions hereof as provided below and your return of an executed counterpart of this proposal letter to us, you (i) may file a copy of this letter in any public record in which it is required by law to be filed, and (ii) may make such other public disclosures of the terms and conditions hereto as you are required by law, in the opinion of your counsel, to make. Notwithstanding the foregoing, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Term Loan, and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure.

Information

In issuing this proposal letter, Lender is relying on the accuracy of the information furnished by or on behalf of Borrower and its affiliates, without independent verification thereof.

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Indemnification

You agree to indemnify and hold harmless Lender, and each of its affiliates and each of its respective officers, directors, employees, agents, advisors, attorneys and representatives (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto, arising out of or in connection with or relating to this proposal letter or the loan documentation or the transactions contemplated hereby, or any use made or proposed to be made with the proceeds of the Term Loan, whether or not such investigation, litigation, or proceeding is brought by Borrower or any of its affiliates, any shareholders or creditors of the foregoing, and whether or not the transactions contemplated hereby are consummated, except to the extent such claim, damage, loss, liability or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

You further agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to Borrower or any of its affiliates, or any shareholders or creditors of the foregoing, for or in connection with the transactions contemplated hereby, except to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages.

Governing Law, Etc.

This proposal letter shall be governed by, and construed in accordance with, the law of the State of New York. This proposal letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This proposal letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same letter. Delivery of an executed counterpart of a signature page to this letter by fax shall be as effective as delivery of a manually executed counterpart of this letter. Your obligations under the paragraphs captioned "Indemnification", "Costs and Expenses", and "Confidentiality" shall survive the expiration or termination of this letter.

Waiver of Jury Trial

Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter or the transactions contemplated by this letter or the actions of Lenders or any of its affiliates in the negotiation, performance, or enforcement of this letter. Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter

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and returning it, together with the Deposit (wiring instructions attached), to
Lenders at or before 5:00 p.m. (Eastern Standard Time) on April 5, 2004. If you elect to deliver this letter by fax, please arrange for the executed original to follow by next-day courier.

                                               Very truly yours,

                                               Silver Point Finance, LLC


                                               By:______________________________
                                               Name: Greg C. Walker

ACCEPTED AND AGREED TO
this ___ day of April, 2004

Workflow Management, Inc.


By:____________________________
Name:
Title:

                               WIRING INSTRUCTIONS
                              Silver Point Finance
                               c/o CITIBANK, N.A.
                              153 East 53rd Street
                            New York, New York 10022
                            Routing Number: 021000089
                            Account Number: 48901908
                      Reference: Workflow Management, Inc.

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                                  Attachment A
                    Summary of Proposed Terms and Conditions
                         Senior Secured Credit Facility

Borrower:                        Workflow Management, Inc. (the "Company") and
                                 each of its wholly-owned subsidiaries

Administrative Agent:            Silver Point Finance, LLC

Guarantors:                      Each subsidiary of Workflow Management, Inc.
                                 not a Borrower, as required by the Lenders
                                 (together with the Borrower, each a "Company" and collectively, the "Companies").

Lenders: Silver Point Finance, LLC (by itself, or together with one or more of its affiliates, hereinafter referred to as "Silver Point")

Term Loans:                      On the closing date, Lender's would provide
                                 Borrower term loan (the "Term Loan") in amounts equal to:

                                 Term Loan B: In amount equal to $60,000,000
                                 ("Maximum Credit Amount"), plus the difference, if any, between the availability calculated under Term Loan A and $15,000,000. The sum of the Revolving Loan, Term Loan A and Term Loan B will be limited to four and one-tenth times (4.10x) trailing twelve month adjusted EBITDA.

Interest Rates:                  Amounts outstanding under the Term Loan B would
                                 bear interest at the Borrower's option at (a)
                                 Base Rate plus six and one quarter percent
                                 (6.25%) or (b) LIBOR Rate plus eight and three quarters percent (8.75%).

                                 All interest would be calculated based upon a year of 360 days for actual days elapsed. All interest would accrue from the closing date and would be payable monthly in arrears in cash.

                                 The Base Rate refers to the rate of interest announced within the Wall Street Journal as its "prime rate". The LIBOR Rate means the rate per annum, determined by Lender in accordance with its customary procedures, at which dollar deposits are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by Lender. The Base Rate would be subject to a four and one half percent floor (4.5%) and the LIBOR rate would be subject to a two percent (2.00%) floor.

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Commitment Fee:                  A commitment fee in an amount equal to one and
                                 one half percent (1.50%) of the Maximum Credit Amount would be due and payable upon commitment.

Closing Fee:                     A fee in an amount equal to two percent (2.00%)
                                 on the Maximum Credit Amount would be earned at the closing of the facility.

Collateral Management Fee:       A fee of $150,000 per annum earned at the
                                 close, payable monthly.

Expenses:                        Borrower would agree to reimburse Lender for
                                 all of Lender's out-of-pocket costs and
                                 expenses relating to this financing
                                 transaction, including, but not limited to, search fees, filing and recording fees, attorneys' fees and expenses, and financial examination and collateral appraisal fees and expenses (collectively, "Expenses"). Without limiting the foregoing, Borrower would be required to pay (a) a fee of $850 per day, per analyst, plus out-of-pocket expenses, for each financial audit of Borrower performed by personnel employed by Lender, and for the establishment of electronic collateral reporting systems performed by personnel employed by Lender, and (b) the actual charges paid or incurred by Lender if it elects to employ the services of one or more third parties to perform financial audits of Borrower, establish electronic collateral reporting of Borrower, to appraise Borrower's collateral, or to assess Borrower's business valuation.

Use of Proceeds:                 The Borrower would be required to use the
                                 proceeds of this credit facility and the LaSalle Business Credit LLC credit facility in the amount of $115,000,000 plus $30,000,000 of new cash equity from the issuance of common stock to repay the Fleet Capital Credit
                                 Facility in an approximate amount of
                                 $150,000,000.

Term:                            Thirty six months from close ("Maturity Date").

Amortization:                    Term Loan A and B:

                                 Year one: $2,500,000 per quarter

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                                 Year two: $3,000,000 per quarter

                                 Year three: $3,500,000 per quarter

                                 Payments to be applied to Term A first until paid in full and then applied to Term Loan B.

                                 Plus a 45% excess cash-flow sweep.

Call Premium:                    If the Facility is prepaid in whole or in part
                                 at any time prior to the Maturity Date, such prepayment shall include a premium of 6% during the first year of the Facility, a premium of 4% during the second year of the Facility, and a premium of 3% during the third year of the Facility.

Financial Covenants:             Among the covenants to be negotiated the
                                 Borrower would be required, but not limited to, maintaining minimum levels of EBITDA and would be subject to a limitation on annual capital expenditures. The levels for each of the foregoing would be based upon a discount of Borrower's projected operating performance.

                                 In addition the Borrower would be required to maintain a minimum availability at all time in an amount not less then $5.0 million.

Conditions Precedent to Closing: Customary for Lender's loans of this type and those additional deemed appropriate by Lenders for this transaction, including the following:

                                 a) Completion of Lender's business, legal, and collateral due diligence, including but not limited to, a collateral audit and review of Borrower's books and records, the results of which are satisfactory to Lender,

                                 b) Lender's review of Borrower's material agreements,

                                 c) UCC, tax lien, and litigation searches, the results of which are satisfactory to Lender,

                                 d) customary individual background checks, the results of which are satisfactory to Lender,

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                                 e) review of Borrower's business plan, the
                                 results of which are satisfactory to Lender,

                                 f) minimum availability under the Facility plus unrestricted cash and cash equivalents of Borrower at closing, after giving effect to the initial use of proceeds, of not less than $15,000,000,

                                 g) legal documentation including credit
                                 agreement, security agreements, control
                                 agreements, landlord waivers, pledge
                                 agreements, intercreditor agreements,
                                 subordination agreements, bailee agreements, and financing statements to be satisfactory to Agent.

                                 h) where appropriate the receipt of (i)
                                 mortgage title insurance policies (or marked commitments to issue the same) for the real property collateral issued by a title insurance company satisfactory to Lender in form and substance and in amounts satisfactory to Agent assuring Agent that its liens on such real property collateral are valid and enforceable first priority mortgage liens on such real property collateral free and clear of all defects and encumbrances except agreed upon permitted liens,

                                 i) where appropriate receipt of a phase-1 environmental report and a real estate survey with respect to each parcel composing the real property collateral; the environmental consultants and surveyors retained for such reports or surveys, the scope of the reports or surveys, and the results thereof would need to be acceptable to Lender.

                                 j) Lender's satisfactory receipt and review of the Borrower's twelve month cash flow.

                                 k) Lender's receipt of final credit approval for the financing for the transaction.

                                 l) Establishment of a cash management system acceptable to Agent and Lenders.

                                 m) Net proceeds from the issuance of common stock in an amount not less then $30,000,000 on terms and conditions acceptable to the Lender.

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                                 n) Closing of the proposed LaSalle Business
                                 Credit LLC facility in the amount of
                                 $115,000,000 on terms and conditions acceptable to the Lender.

Scheduled Closing Date:          Closing Date to occur on or before April 30,
                                 2004.